UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-40517

BON NATURAL LIFE LIMITED

(Translation of registrant’s name into English)

Room 601, Block C, Gazelle Valley, No.69, Jinye Road

High-Tech Zone, Xi’an, Shaanxi, China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Share Repurchase Program

On May 31, 2025, the Board of Directors of Bon Natural Life Limited (the “Company”) authorized a share repurchase program pursuant to a Purchase Plan Agreement (the “Agreement”) by and between the Company and TradeUp Securities (“TradeUp”) under which the Company may repurchase up to $1 million of its Class A ordinary shares (the “Share Repurchase Program”). The timing and actual number of shares repurchased will depend on a variety of factors including price, corporate and regulatory requirements, market conditions and other corporate liquidity requirements and priorities. Share repurchases may be executed through various means in compliance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The Share Repurchase Program does not obligate the Company to purchase any particular number of shares and there is no guarantee as to the exact number of shares that will be repurchased by the Company.

Pursuant to the Agreement, the Company appointed TradeUp as its exclusive agent to purchase securities.

The Agreement and Share Repurchase Program will terminate on the earlier of (i) the one year anniversary of the execution date, (ii) the completion of all purchases contemplated by the Share Repurchase Program, (iii) termination by written notice of either party, (iv) any legal or regulatory restriction, (v) a merger, acquisition or similar transaction of the Company, (vi) a liquidation, bankruptcy or reorganization of the Company, or (vi) failure by the Company to perform its obligations under the Agreement.

The Company will not purchase any shares outside of the Share Repurchase Program nor will it enter into any form of similar plan. The Company also agreed to customary indemnification provisions for the benefit of TradeUp.

The Company will pay TradeUp a fee of US$0.015 per share for any securities purchased.

Item 9.01. Financial Statements and Exhibits.

Exhibits

The following exhibits are included in this Form 6-K:

Exhibit No.	Description of Exhibit
99.1	Press Release dated June 3, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2025	Bon Natural Life Limited

	By:	/s/ Yongwei Hu
Yongwei Hu
Chairman and Chief Executive Officer